Exhibit 21.01

SYMANTEC CORPORATION

SUBSIDIARIES

Name of Subsidiary	State or other Jurisdiction of Incorporation
Symantec Asia Pacific Pte. Ltd.	Singapore
Symantec Holdings Limited	Ireland
Symantec International	Ireland
Symantec Limited	Ireland
Symantec Operating Corporation	Delaware
Symantec (UK) Limited	United Kingdom